Exhibit 99.1

Ritchie Bros. appoints Sharon Driscoll Chief Financial Officer

Sharon Driscoll is a seasoned CFO with significant corporate finance experience and a track record of partnering with business leaders to drive superior financial performance.

Rob McLeod is appointed Chief Business Development Officer to drive M&A initiatives.

VANCOUVER, May 29, 2015 /CNW/ - Ritchie Bros. (NYSE and TSX: RBA, "the Company"), the world's largest industrial auctioneer, is pleased to announce that Sharon Driscoll will be joining the Company as Chief Financial Officer, effective July 6, 2015.  Sharon will have a key role on the executive team, partnering with the CEO and regional business unit leaders to reinvigorate growth in revenue, earnings and cash flow.  In particular, she will focus on driving initiatives to optimize the balance sheet with an emphasis on capital allocation, capital structure and improving Return on Net Assets to enhance shareholder value.

"We're very excited to welcome Sharon, a highly accomplished CFO, to Ritchie Bros.  Sharon's business acumen, strategic thinking capabilities, M&A expertise, and significant experience in capital allocation in multi-unit businesses will make her an outstanding business partner in our journey to execute the strategic plan and deliver the evergreen financial model over the long term," said Ravi Saligram, Chief Executive Officer.  "With a team-oriented, collaborative approach to management and a talent for coaching future leaders, I'm confident Sharon will foster an even better understanding of financial metrics and drivers throughout the company, and enable our business to deliver superior results."

Ms. Driscoll has over 17 years of senior executive experience, overseeing financial operations for large, multi-channel businesses.  She has a history of being a true business partner to CEOs and is highly effective at collaborating with key line leaders.  Most recently, Sharon was Executive Vice President and CFO of Katz Group Canada Ltd. (more commonly known as Rexall), a national pharmacy retailer based in Canada with more than 450 locations.  In this role, Sharon was responsible for all financial operations, including: capital allocation and acquisition decisions, financing strategies and treasury operations, regulatory compliance, risk management and financial talent development.  During her time at Rexall, Ms. Driscoll championed the acquisition and integration activity of independent pharmacy businesses into the Rexall family of corporate drug stores and strengthened financial governance over capital investment and allocation decisions.

Prior to Rexall, Ms. Driscoll was Senior Vice President and CFO of Sears Canada Inc. (TSX: SCC, NASDAQ: SRSC), one of Canada's largest retailers.  At Sears, Sharon was responsible for all financial management and oversight of the company's operations, providing leadership and coordination of the organization's overall financial plans, policies and accounting practices.  There, she successfully handled complex situations and was responsible for building relationships with external constituencies, including shareholders, lending institutions and regulatory bodies.  While in her role, Sears Canada registered as a foreign private issuer with the United States Securities and Exchange Commission, established a secured revolving credit facility, and unlocked substantial capital through lease surrender transactions. Prior to being appointed CFO, Ms. Driscoll was SVP Finance at Sears Canada.

Ms. Driscoll has also held numerous roles over a 20 year career with Loblaw Companies Limited (TSX:L), a leading Canadian grocery and food distribution company, including: SVP Corporate Development, SVP Finance – National Merchandising, SVP Finance – Ontario Division, and, VP Finance – Loblaws Supermarkets Limited.  During her time at Loblaws, Sharon led major transformation initiatives that centralized processes and captured meaningful cost savings.

Sharon is a Chartered Professional Accountant and has a Bachelor of Commerce (Honours) degree from Queen's University.  She will be based in Vancouver and will report directly to Ravi Saligram, CEO.

"I am delighted to be stepping into this role at such a great time for Ritchie Bros.," said Ms. Driscoll.  "Ravi and the leadership team have a clear and exciting strategic direction for the business that builds on Ritchie Bros.' strong heritage and focuses on long-term shareholder value creation.  I look forward to joining the RBA family and contributing to the Company's continued success."

Related to this announcement, Ritchie Bros. is pleased to announce that Rob McLeod, CFO since 2008, will take on a new role as Chief Business Development Officer.  Rob's diversity of experience within Ritchie Bros. will be invaluable in pursuing the Company's new corporate strategy.  Specifically, Rob will be in charge of, and instrumental in, Ritchie Bros.' M&A strategy – both in the evaluation of potential targets and the eventual execution of the acquisition, as well as the integration of new businesses into Ritchie Bros.' suite of services.  In addition, Rob will provide oversight to global sector champions for the agricultural, transportation and oil and gas sectors to drive the transfer of best practices across geographies to accelerate priority sector penetration.  He will also oversee sales operations and sales support functions and partner with business unit heads to improve sales productivity.  Rob will continue reporting directly to Ravi Saligram, CEO.

About Ritchie Bros.
Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 19 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information: please contact Jamie Kokoska, Director, Investor Relations, Phone: 778-331-5219, jkokoska@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 08:00e 29-MAY-15